Douglas E. McWilliams dmcwilliams@velaw.com
Tel 713.758.3613 Fax 713.615.5725
August 11, 2009
By Facsimile and Federal Express
Mr. H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	Hiland Holdings GP, LP, and co-filers Schedule 13E-3 Filed July 1, 2009 File No. 5-82081

Preliminary Proxy Statement on Schedule 14A Filed July 1, 2009 File No. 1-33018

Hiland Partners, LP, and co-filers Schedule 13E-3 Filed July 1, 2009 File No. 5-80564

Preliminary Proxy Statement on Schedule 14A Filed July 1, 2009 File No. 0-51120
Dear Mr. Owings:
          On behalf of our clients, Hiland Partners, LP (“Hiland Partners”) and Hiland Holdings GP, LP (“Hiland Holdings” and, together with Hiland Partners, the “Hiland Companies”), we are responding to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 28, 2009 (the “Comment Letter”).

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2300 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Securities and Exchange Commission August 11, 2009 Page 2
          Concurrently with the submission of this letter, each Hiland Company is filing through EDGAR an amended joint preliminary proxy statement (File No. 0-51120 (with respect to Hiland Partners) and File No. 1-33018 (with respect to Hiland Holdings)) (the “Preliminary Joint Proxy Statement”) and Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (File No. 5-80564 (with respect to Hiland Partners) and File No. 5-82081 (with respect to Hiland Holdings))(the “Schedules 13E-3”). The Preliminary Joint Proxy Statement and the Schedules 13E-3 have been amended in response to the Staff’s comments. For your convenience, we have hand delivered three copies of the Preliminary Joint Proxy Statement and the Schedules 13E-3, as well as marked copies of each filing tracking all changes made since the initial filing.
          We have repeated in bold each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the respective Hiland Company’s response or the Hiland Companies’ joint response. All references to page numbers and captions correspond to the revised Preliminary Joint Proxy Statement, unless otherwise specified.
Hiland Holdings GP, LP
Schedule 13E-3
COMMENT:

1.	Please tell us what consideration was given to whether the Harold Hamm DST Trust, the Harold Hamm HJ Trust, and Bert Mackie, as trustee of these two trusts, are affiliates engaged in the transaction for purposes of Rule 13e-3 and should be named as filing persons on the Schedule 13E-3. For guidance, please refer to Section ii.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov.

RESPONSE:

The Schedules 13E-3 have been revised to include both the Harold Hamm DST Trust and the Harold Hamm HJ Trust as filing persons. The disclosure has also been revised to include the information required by Schedule 13E-3 and its instructions for each of the Harold Hamm DST Trust and the Harold Hamm HJ Trust.

Securities and Exchange Commission August 11, 2009 Page 3
Item 3. Identity and Background of Filings Persons
COMMENT:

2.	Please include the disclosure in this item in an appropriate location in the proxy statement. Given the substantial similarity between the Schedules 13E-3 filed with respect to Hiland Holdings and Hiland Partners, please apply each comment to both such Schedules, as applicable.

RESPONSE:

The Hiland Companies have revised the disclosure as requested to include all of the disclosure required by Item 3 of Schedule 13E-3 in the Preliminary Joint Proxy Statement. Please see additional disclosure on pages 185-187. The Hiland Companies submit that, with the additional information, all of the material information required by Item 3 of Schedule 13E-3 is included in the Preliminary Joint Proxy Statement.
Item 13. Financial Information
COMMENT:

3.	Please tell us why you believe that the pro forma financial information required by Item 1010(b) of Regulation M-A is not applicable.

RESPONSE:

The Hiland Companies note that paragraph (c)(6) of Item 1010 of Regulation M-A requires the presentation of such pro forma data only if material. Since the merger consideration to be received by the Hiland Companies’ unaffiliated unitholders will consist solely of cash, and, as a result, such unitholders will have no continuing interest in the Hiland Companies after the mergers, it is respectfully submitted that the resulting capital structure is not relevant to their investment decision whether or not to adopt the merger agreements. Accordingly, it is respectfully submitted that such pro forma data is not material to such unitholders and, as such, has not been presented.

Securities and Exchange Commission August 11, 2009 Page 4
Preliminary Proxy Statement on Schedule 14A
Cover Page
COMMENT:

4.	Please revise the cover page of your proxy statement and the form of proxy to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

RESPONSE:

The Hiland Companies have revised the Preliminary Joint Proxy Statement and form of proxy for each Hiland Company as requested.

COMMENT:

5.	Please specify the color of each company’s proxy card. Please ensure that each card is a different color to avoid confusion among security holders.

RESPONSE:

The Hiland Partners proxy card will be white and will be mailed only to the Hiland Partners common unitholders. The Hiland Holdings proxy card will be blue and will be mailed only to the Hiland Holdings common unitholders. Therefore, the only persons who will receive two proxy cards are persons holding both common units of Hiland Partners and common units of Hiland Holdings. To avoid confusion among such holders, the Hiland Companies have revised the disclosure in “Questions and Answers about the Mergers and the Special Meetings” on pages 19-20 to indicate that holders of common units in both of the Hiland Companies will receive both a white and a blue proxy card and that they should use the white proxy card to vote on proposals at the Hiland Partners special meeting and the blue proxy card to vote on proposals at the Hiland Holdings special meeting.

COMMENT:

6.	Please fill in the blanks in your proxy statement.

RESPONSE:

The Hiland Companies acknowledge the need to fill in blanks prior to filing definitive proxy statements. The Preliminary Joint Proxy Statement being filed today includes the additional information that the Hiland Companies are able to provide at this time. The Hiland Companies propose, however, to include the remaining information (such

Securities and Exchange Commission August 11, 2009 Page 5
as the date of the Preliminary Joint Proxy Statement, expected mailing date and units outstanding as of the record date) only in the definitive joint proxy statement, since the Hiland Companies will determine the relevant dates based on, at least in part, the date on which the definitive joint proxy statement is first filed with the Commission and the Hiland Companies will know the number of units outstanding as of the record date only after the close of business on the record date.
Notice of Special Meeting of Unitholders of Hiland Holdings GP, LP
COMMENT:

7.	In the third-to-last paragraph of the letter, you state that an affirmative vote of holders of majority of your outstanding common units entitled to vote, other than common units held by Harold Hamm, your officers and directors, and Mr. Hamm’s affiliates, including Continental Gas Holdings, Inc., the Harold Hamm DST Trust, and the Harold Hamm HJ Trust are required to approve the Hiland Holdings merger and merger agreement. However, the Harold Hamm DST Trust and the Harold Hamm HJ Trust are not listed as filers on your Schedule 13E-3. Please revise this paragraph to state affirmatively who is considered an affiliate based upon Rule 13e-3(a)(1) under the Exchange Act.

RESPONSE:

While the Harold Hamm DST Trust and the Harold Hamm HJ Trust have both been added as filing persons to the Schedule 13E-3 of each of Hiland Partners and Hiland Holdings and such trusts might be considered affiliates of the issuer for purposes of Rule 13e-3(a)(1) under the Exchange Act, the Hiland Companies respectfully submit that the referenced paragraph in this comment is intended only to highlight the unitholder approval required under the Hiland Holdings merger agreement. In this respect, the referenced paragraph summarizes the requirements for unitholder approval, under the merger agreement, as the affirmative vote of the majority of the holders of common units of Hiland Holdings, excluding the common units held by the following persons: (1) Harold Hamm, (2) Mr. Hamm’s affiliates, including Continental Gas, (3) the Harold Hamm DST Trust, (4) the Harold Hamm HJ Trust and (5) the directors and officers of the general partner of Hiland Holdings.

Securities and Exchange Commission August 11, 2009 Page 6
Summary Term Sheet, page 1
COMMENT:

8.	It appears that some information in your Summary Term Sheet is duplicative of some information found in the Questions and Answers About the Mergers and the Special Meetings section. Please revise those two sections to ensure clarity and conciseness of disclosure. In this regard, we suggest you limit the Questions and Answers About the Mergers and the Special Meetings section to procedural matters relating to the meeting. Further, the Summary Term Sheet should be limited to only the most material terms of the proposed transaction. See Item 1001 of Regulation M-A.

RESPONSE:

The Hiland Companies have revised the disclosure to eliminate duplicative information in the “Question and Answers About the Mergers and the Special Meetings” section that is provided in the Summary Term Sheet. The Hiland Companies have also revised the Summary Term Sheet to limit the disclosure to only the material terms of the proposed transaction.
Required Unitholder Votes: Support Agreements, page 7
Required Hiland Partners Vote, page 7
COMMENT:

9.	In the last paragraph on page 7, you state that you own 2,321,471 common units and all the outstanding subordinated units of Hiland Partners and that you have entered into a support agreement to vote all of your common units and subordinated units in favor of the approval of the Hiland Partners merger agreement and the Hiland Partners merger. Please provide the aggregate percent of shares that will be voted in favor of the transactions pursuant to this support agreement.

RESPONSE:

The Hiland Companies have revised the disclosure as requested. Please see page 8 of the Preliminary Joint Proxy Statement.

Securities and Exchange Commission August 11, 2009 Page 7
Recommendations of the Hiland Companies Boards of Directors and Conflicts..., page 9
COMMENT:

10.	The discussions related to the conflicts committees’ recommendations of the mergers implicitly pertain to the perceived benefits of the mergers. Please balance these disclosures in this subsection with a succinct summary of the probable risks related to the mergers.

RESPONSE:

In responding to the Staff’s comment No. 8 above, the Hiland Companies chose to delete the discussion of the reasons each conflicts committee recommended the mergers from the “Summary Term Sheet” section and instead provide a cross reference to the section of the Preliminary Joint Proxy Statement that fully summarized in a balanced fashion the reasons for each conflicts committee’s recommendations. Given this revision, the Hiland Companies respectfully submit to the Staff that this comment is no longer applicable.

COMMENT:

11.	We note that the boards unanimously determined that adoption of the merger agreements is advisable and the mergers are “fair to, and in the best interests of,” the “public unitholders” of Hiland Partners and Hiland Holdings. Such defined term appears to improperly include Hiland Holdings’ and Hiland Partners’ directors and officers. Please revise your fairness determinations and your disclosure here and throughout the filings to more clearly and consistently indicate whether the filing persons believe the going-private transaction is fair to unaffiliated security holders, as required pursuant to Item 1014(a) of Regulation M-A.

RESPONSE:

The Hiland Companies respectfully advise the Staff that, as is the case with many publicly-traded partnerships, the Hiland Companies do not have directors or officers. Instead, each of the Hiland Companies is managed by its respective general partner, each of which has directors and officers that manage the day-to-day operations of that Hiland Company. The Hiland Companies disclose this information under “Directors and Executive Officers of the Hiland Companies” on page 187 of the Preliminary Joint Proxy Statement.

Securities and Exchange Commission August 11, 2009 Page 8
The definition of “Hiland Partners public unitholders” contained on page 7 of the Preliminary Joint Proxy Statement specifically excludes “the directors and officers of the general partner of Hiland Partners.” Similarly, the definition of “Hiland Holdings public unitholders” on page 8 of the Preliminary Joint Proxy Statement specifically excludes “the directors and officers of the general partner of Hiland Holdings.” The Hiland Companies believe that these definitions appropriately describe the unaffiliated unitholders of each Hiland Company, and that the disclosure throughout the Preliminary Joint Proxy Statement relating to any party’s determination that the merger consideration is “fair to, and in the best interests of” the public unitholders appropriately refers to the unaffiliated security holders of the Hiland Companies, as required by Item 1014(a) of Regulation M-A.
Special Factors, p. 29
COMMENT:

12.	The information required by Items 7, 8, and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please relocate the “Cautionary Statement Regarding Forward-Looking Information” section.

RESPONSE:

The “Cautionary Statement Regarding Forward-Looking Information” section was moved to follow the “Special Factors” section.
Background of the Mergers, page 29
COMMENT:

13.	Please more clearly identify who initiated and participated in the going-private process and describe the context and nature of each material action. In this regard, please disclose the contacts and discussions among Harold Hamm, Matthew Harrison, and any other party prior to the November 18, 2008 meeting between Messrs. Hamm and Harrison and Baker Botts L.L.P. in which the acquisition of the outstanding public common units of the Hiland Companies and the going-private transaction were first discussed.

RESPONSE:

Securities and Exchange Commission August 11, 2009 Page 9
The Hiland Companies have revised the disclosure on pages 22-23 and throughout the “Background of the Mergers” section of the Preliminary Joint Proxy Statement as requested.

COMMENT:

14.	Also, please revise to more clearly identify each person in attendance at each meeting. Where you state that “representatives of Barclays Capital,” “management of the Hiland Companies,” or “representatives of Wachovia Securities” performed certain tasks or attended certain meetings, please identify the individuals to whom you refer. Also, please clarify each board meeting in which Mr. Hamm, Mr. Harrison or Mr. Griffin participated.

RESPONSE:

The Hiland Companies have revised the disclosure throughout the “Background of the Mergers” section by removing generalized references to representatives of the financial and legal advisors and identifying the principal participants in each meeting by name.

COMMENT:

15.	We note your disclosure at the bottom of page 35 that at board meetings on February 21, 2009, each board authorized their conflict committee to exercise “certain” power and authority of each respective board. Please revise the entire “Background of the Mergers” section to provide complete disclosure relating to each event described. For example, please avoid referring to “certain” power and authority, “certain” portions of the merger agreements that were negotiated on a specific date, and “open issues” in the negotiations; instead, describe the power and authority, the portions of the merger agreement that were addressed each time, or the issues being negotiated.

RESPONSE:

The Hiland Companies have revised the disclosure throughout the “Background of the Mergers” section to provide complete disclosure relating to each event as requested.

Securities and Exchange Commission August 11, 2009 Page 10
COMMENT:

16.	On page 42, you list certain alternatives to the going-private transactions that you were actively investigating to maximize your unitholder value, such as marketing yourself to other companies, raising capital in the capital markets, or filing for Chapter 11 bankruptcy. Therefore, it appears you considered alternative means to accomplish the stated purposes of your going-private transaction. As appropriate, please expand your disclosure to address all alternatives considered and discuss why each alternative was or was not pursued. For any strategic alternatives pursued, please discuss the benefits and risks associated with the alternative, and indicate why the alternatives were deemed inferior to the going-private transaction. See Item 1013(b) of Regulation M-A. Your revised disclosure must include the alternatives considered by all filing persons. For example, please discuss the reasons that you believed it was “unlikely that [you] would be able to obtain debt financing from alternative credit sources..., replace [your] arrangements under the Hiland Operating Credit Agreement, or that [you] could raise sufficient capital through the sale of equity to the public or to private investors....” As another example, please discuss the reasons that Chapter 11 bankruptcy would be “very unlikely to result in any value for [your] unitholders.”

RESPONSE:

The Hiland Companies have (i) revised the disclosure on pages 36-37 and pages 48-51 of the Preliminary Joint Proxy Statement to provide additional information regarding the Hiland Partners Conflicts Committee’s evaluation of alternatives to the going-private transactions and (ii) revised the disclosure on pages 64-69 of the Preliminary Joint Proxy Statement to provide additional information regarding the Hiland Holdings Conflicts Committee’s evaluation of alternatives to the going-private transactions.

The disclosure related to the strategic alternatives considered by Harold Hamm has been revised on page 93 to more clearly provide that Mr. Hamm adopted the strategic alternatives analysis presented to him by Wells Fargo Securities.

Securities and Exchange Commission August 11, 2009 Page 11
Recommendations of the Hiland Partners Conflicts Committee and Hiland..., page 53
COMMENT:

17.	We note that each board of directors adopted the respective conflict committee’s conclusions and that each conflict committee considered the opinion and presentation by each financial advisor. Please note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Thus, please revise to indicate whether each conflict committee adopted the analysis and conclusion of its respective financial advisor. If not, please revise the disclosure relating to the fairness determination made by each conflict committee to include the disclosure required by Item 1014 of Regulation M-A.

RESPONSE:

The Hiland Companies have revised the disclosure on pages 51 and 69 of the Preliminary Joint Proxy Statement to indicate that each of the conflicts committees expressly adopted the analysis of their respective financial advisors.

COMMENT:

18.	The factors considered in recommending the approval of the mergers and determining fairness of the mergers must be explained in enough detail for unitholders to understand them. Therefore, please revise your disclosure in this section and in the similar section regarding Hiland Holdings beginning on page 67 to avoid conclusory statements or the listing of generalized areas of consideration. For example, please revise your statement on page 69 in which you state that it is the “Hiland Holdings Conflicts Committee’s belief that the $2.40 per common unit cash merger consideration represented the highest per common unit consideration that could be negotiated.”

RESPONSE:

The Hiland Companies have revised the disclosure throughout “Recommendation of the Hiland Partners Conflicts Committee and Hiland Partners Board of Directors; Reasons for Recommending Approval of the Merger” on pages 49-51 and “Recommendation of the

Securities and Exchange Commission August 11, 2009 Page 12
Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger” on pages 65-67 as requested.

COMMENT:

19.	We note your disclosure in the first paragraph on page 56 and elsewhere throughout your document, including page 70, that the committees believe that “sufficient procedural safeguards were and are present to ensure the fairness” of the Hiland Partners and Hiland Holdings mergers and to permit the Hiland Partners Conflicts Committee and the Hiland Holdings Conflicts Committee to represent effectively the interests of the companies’ public unitholders. Please revise here and throughout the filing to more clearly and consistently articulate whether the committees and each filing person has determined that the going-private transaction is substantively and procedurally fair to unaffiliated unitholders. See Item 1014(a) of Regulation M-A. In this regard, please note that we, as stated in the Current Issues Outline publicly available on our website, view officers and directors of the issuer as affiliates of that issuer.

RESPONSE:

The Hiland Companies have revised the disclosure on pages 51 and 69 and throughout the Preliminary Joint Proxy Statement as requested to clearly indicate that the conflicts committees, the boards of directors and the Schedule 13E-3 filing persons have each determined that the mergers are procedurally and substantively fair to the applicable Hiland Company public unitholders, which, as stated earlier, does not include directors and officers.

COMMENT:

20.	Also, please expand these discussions to specifically address the fairness determinations of the committees and the filing persons in the absence of the procedural safeguards listed in Item 1014 of Regulation M-A. For example, please discuss what consideration the committees and filing persons gave to the fact that they did not retain unaffiliated representatives to act solely on behalf of the unaffiliated unitholders. See Item 1014 of Regulation M-A.

RESPONSE:

Securities and Exchange Commission August 11, 2009 Page 13
The Hiland Companies have revised the disclosure on pages 52 and 70 of the Preliminary Joint Proxy Statement to indicate that each of the conflicts committees did not retain an unaffiliated representative to act solely on behalf of the unaffiliated unitholders for the purposes of negotiating a going-private transaction and to explain the reason for this decision. The Hiland Companies respectfully advise the staff that Jefferies & Company, Inc. (“Jefferies & Company”) acted as an unaffiliated representative in preparing a report on the fairness of the Hiland Partners merger to the unaffiliated unitholders of Hiland Partners and that Barclays Capital Inc. (“Barclays Capital”) acted as an unaffiliated representative in preparing a report on the fairness of the Hiland Holdings merger to the unaffiliated unitholders of Hiland Holdings.
Opinion of Financial Advisor of Hiland Partners, page 59
COMMENT:

21.	Please clarify who engaged Jefferies beginning on page 59 of the document.

RESPONSE:

Hiland Partners has revised the Preliminary Joint Proxy Statement on page 55 in response to the Staff’s comment.

COMMENT:

22.	Please revise to disclose the data underlying the results described in this section. For example, please disclose (i) each measure used for each company in the Comparable Public Company Analysis, including the company, and (ii) the company’s projected results that were used in conducting the Discounted Cash Flow Analysis (or a cross-reference to a location in the proxy statement where those results appear) and how the financial advisor derived the implied per share equity value range from that data. Also, for each analysis, please show how the information from the analysis resulted in the multiples/values disclosed and, to the extent not already done, show how multiples compare to the current transaction’s value. Finally, please apply this comment also to the disclosure relating to each analysis conducted by Barclays and Wachovia described in the proxy statement.

RESPONSE:

Hiland Partners has revised the Preliminary Joint Proxy Statement on pages 56-59 in response to the Staff’s comment.

Hiland Holdings has revised the Preliminary Joint Proxy Statement on pages 81, 83 and 85-87 in response to the Staff’s comment.

Securities and Exchange Commission August 11, 2009 Page 14
The Hiland Companies have revised the Preliminary Joint Proxy Statement on pages 98-101 in response to the Staff’s comment.

COMMENT:

23.	In this section, you state that the opinions of Jefferies and Barclays were based upon and subject to certain assumptions, factors, and limitations described in this section. Please revise your disclosure in this section and in the section entitled “Opinion of Financial Advisor of Hiland Holdings” beginning on page 74 to include, in a bulleted format, the specific assumptions, factors, and limitations Jefferies and Barclays made in performing their analyses of the fairness of the consideration.

RESPONSE:

Hiland Partners has revised the Preliminary Joint Proxy Statement on page 57 in response to the Staff’s comment.

Hiland Holdings has revised the Preliminary Joint Proxy Statement on page 75 in response to the Staff’s comment.

COMMENT:

24.	It appears that Jefferies and Barclays were provided certain non-public business, financial, and other information and certain of your internal financial projections. For example, in the second-to-last paragraph on page 60, you state that certain financial and other information was “supplied or otherwise made available to Jefferies & Company.” As another example, in the third bullet-point on page 75, you state that “financial projections prepared by the management of Hiland Partners” were reviewed and analyzed by Barclays. Please confirm that all material, non-public information that formed the basis for the fairness analyses and all material assumptions underlying the information have been disclosed in this filing. Otherwise, please provide the material information and assumptions in your revised proxy statement.

RESPONSE:

Hiland Partners supplementally advises the Staff that all material projections used and relied upon Jefferies & Company in reaching its fairness opinion have been disclosed in the Preliminary Joint Proxy Statement. Hiland

Securities and Exchange Commission August 11, 2009 Page 15
Partners has revised the Preliminary Joint Proxy Statement on page 57 in response to the Staff’s comment.

Hiland Holdings supplementally advises the Staff that all material projections used and relied upon by Barclays Capital Inc. (“Barclays Capital”) in reaching its fairness opinion have been disclosed in the Preliminary Joint Proxy Statement. Hiland Holdings has revised the Preliminary Joint Proxy Statement on page 74 in response to the Staff’s comment.

COMMENT:

25.	Please provide the disclosure required by Item 1015(b) of Regulation M-A for Jefferies and Barclays, including the methods of selecting the financial advisors, and the relationships between the filing persons and the financial advisors. Also, please quantify the compensation received by Jefferies for the past two years from any person listed in Item 1015(b)(4) of Regulation M-A. Please apply this comment to Barclays and Wachovia. In this respect, we note that the disclosure that Wachovia received “customary fees” from Harold Hamm is not sufficient to comply with the rule referenced above.

RESPONSE:

Hiland Partners has revised the Preliminary Joint Proxy Statement on pages 55-56 and 61 in response to the Staff’s comment regarding the method of selection of and historic compensation received by Jefferies & Company.

Hiland Holdings has revised the Preliminary Joint Proxy Statement on page 73 in response to the Staff’s comment with regard to the method of selection of Barclays Capital. Hiland Holdings respectfully submits to the Staff that, as disclosed on page 89 of the Preliminary Joint Proxy Statement, Barclays Capital has received no fees from the Hiland Companies during the past two years, other than the fees received in connection with serving as the financial advisor to the Hiland Holdings conflicts committee.

The Hiland Companies have revised the Preliminary Joint Proxy Statement on page 106 in response to the Staff’s comment regarding the compensation received by Wells Fargo Securities, LLC (“Wells Fargo Securities”), which was formerly known as Wachovia Capital Markets, LLC.

Securities and Exchange Commission August 11, 2009 Page 16
Premiums Paid Analysis, page 63
COMMENT:

26.	Please revise to identify the transactions reviewed in this analysis and the basis for their selection.

RESPONSE:

Hiland Partners has revised the Preliminary Joint Proxy Statement on pages 59-60 in response to the Staff’s comment.
Position of HLND Schedule 13E-3 Filing Persons as the Fairness of the..., page 65
COMMENT:

27.	All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed. Please revise the discussions of the fairness determinations of the Hiland Partners Conflicts Committee, the Hiland Holdings Conflicts Committee, and all the filing persons in this section and in the section entitled “Position of HPGP Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Holdings Merger” to address all of these factors or explain why the committees and the filing persons did not consider any particular valuation technique. To the extent the committees and the filing persons are relying on the analyses of their financial advisors to satisfy any of their Item 1014 obligations, the committees and filing persons must expressly adopt such analyses and discuss them as their own to satisfy their disclosure obligations. See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

RESPONSE:

The Hiland Companies have revised the disclosure related to each Conflicts Committee’s fairness determination on pages 51-53 and 69-70 to discuss each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A or expressly adopt the analysis of such factor contained in the opinion of such conflicts committee’s financial advisor.

The disclosure related to the position of the HLND Schedule 13E-3 Filing Persons as to the fairness of the Hiland Partners merger and the position of the HPGP Schedule

Securities and Exchange Commission August 11, 2009 Page 17
13E-3 Filing Persons as to the fairness of the Hiland Holdings merger have been revised on pages 62, 64, 90 and 92.

COMMENT:

28.	In this regard, please ensure that all filing persons provide their own fairness determinations. For example, you state that Joseph Griffin and Matthew Harrison believe that the Hiland Partners merger and the Hiland Holdings merger are substantively and procedurally fair to the public unitholders of Hiland Partners and Hiland Holdings based on the factors described in the sections beginning on pages 57 and 72. In these sections, you state that the boards of Hiland Partners and Hiland Holdings believe that the going-private transaction is fair based upon the recommendations of each company’s conflicts committee. Please state whether Mr. Griffin and Mr. Harrison are adopting the fairness analyses of the conflict committees.

RESPONSE:

The Hiland Companies have clarified on pages 64 and 92 that Messrs. Griffin and Harrison adopted the fairness analysis and conclusions of the conflicts committees.

COMMENT:

29.	Also, it does not appear that you have provided a fairness determination for Harold Hamm. Please revise or advise.

RESPONSE:

Harold Hamm is included in the definition of HLND Schedule 13E-3 Filing Persons and HPGP Schedule 13E-3 Filing Persons, respectively. Accordingly, Mr. Hamm’s fairness determinations are the same as those made by the other HLND Schedule 13E-3 Filing Persons and HPGP Schedule 13E-3 Filing Persons, respectively (with the exception of Messrs. Griffin and Harrison). Nevertheless, the Hiland Companies have revised the disclosure on pages 62, 63, 90 and 91 of the Preliminary Joint Proxy Statement to clarify Harold Hamm’s fairness determination.

Securities and Exchange Commission August 11, 2009 Page 18
Opinion of Financial Advisor of Hiland Holdings, page 74
COMMENT:

30.	Please revise your disclosure in describing the duties and authority of the Hiland Holdings Conflicts Committee to clarify that it did not engaged Barclays, which instead was engaged by the Hiland Holdings general partner. In addition, in an appropriate location in the proxy statement, please address the impact this fact had on the filing persons’ determination of procedural fairness.

RESPONSE:

Hiland Holdings has revised the Preliminary Joint Proxy Statement on pages 69, 70 and 73 in response to the Staff’s comment regarding Hiland Holdings Board of Directors delegation of authority to the Conflicts Committee to engage a financial advisor.

COMMENT:

31.	On page 84, Barclays noted that, in connection with its Selected Comparable Transaction Analysis, the majority of transactions it reviewed “were consummated in different market and industry conditions than at present.” Please revise this section and the section disclosing the filing persons’ fairness determination to explain how the fact stated above affected, if at all, their conclusions or determinations. Please also apply this comment to the appropriate Hiland Partners disclosure.

RESPONSE:

Hiland Holdings has revised the Preliminary Joint Proxy Statement on page 85 in response to the Staff’s comment with regard to Barclays Capital’s analysis.

Hiland Partners respectfully submits to the Staff that this comment does not apply to the disclosures summarizing the opinion of Jefferies & Company, because Jefferies & Company did not perform a comparable transaction analysis and did not include similar language regarding changing market and industry conditions in the summary of its fairness opinion.

Securities and Exchange Commission August 11, 2009 Page 19
COMMENT:

32.	You state that the summary of the Barclays opinion is qualified in its entirety by reference to the full text of the opinion. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise or advise.

RESPONSE:

Hiland Holdings respectfully disagrees with the Staff’s comment. Summaries are by their nature incomplete and consequently Hiland Holdings and Barclays believe it appropriate as well as standard to qualify the summary of the financial advisor’s opinion by reference to more complete information contained elsewhere in the proxy statement being provided to stockholders.
Strategic Alternatives Analysis, page 77
COMMENT:

33.	Please discuss the bases on which the selected strategic alternatives were chosen for consideration by Barclays and disclose whether any other viable strategic alternatives were excluded from the analysis.

RESPONSE:

Hiland Holdings has revised the Preliminary Joint Proxy Statement on page 76 in response to the Staff’s comment.

Discounted Cash Flow Analysis, page 81

COMMENT:

34.	Please tell us the basis for the selection of the discount rates used in this analysis. Also, please disclose the terminal value multiple ranges and explain why the financial advisor believes that these ranges are the most appropriate indicators.

RESPONSE:

Hiland Holdings has revised the Preliminary Joint Proxy Statement on page 82 in response to the Staff’s comment.

Securities and Exchange Commission August 11, 2009 Page 20
Barclays Capital used the perpetuity growth methodology in determining the terminal value in the discounted cash flows. This methodology is based on growing the projected cash flows using assumed growth rates, as opposed to using multiple ranges of some financial metric to determine the terminal value. As such, no terminal value ranges are used or disclosed in the Preliminary Joint Proxy Statement. We note that the terminal value growth rates are based upon estimated growth rates for Hiland Partners and this fact is disclosed on page 82 of the Preliminary Joint Proxy Statement.
Summary of Analyses of Wachovia Securities, page 91
COMMENT:

35.	We note that Wachovia made several presentations to Harold Hamm and his affiliates. Please revise the relevant disclosure to describe how each presentation differed from the one preceding it. See Item 1015(b)(6) of Regulation M-A.

RESPONSE:

Prior to April 16, 2009, Wells Fargo Securities prepared a number of presentations for Mr. Hamm. The presentations made by Wells Fargo Securities on December 18, 2008, January 5, 2009 (dated as of January 5, 2008), January 8, 2009, January 21, 2009 (presented to the Board of Directors of Hiland Holdings), March 3, 2009, March 3, 2009, March 13, 2009 and March 16, 2009 included some of the material financial analyses contained in Wells Fargo Securities’ final presentation made to Mr. Hamm on April 16, 2009, which financial analyses were based on management’s then-current projections and publicly available information as of the respective dates of each such presentation. The material changes made to such financial analyses from presentation to presentation, starting with the December 18, 2008 presentation, have been summarized in the new section “Summary of Analyses of Wells Fargo Securities — Summary of Preliminary Financial Analyses” beginning on page 101. Hiland Partners supplementally advises the Staff that certain of these presentations and the presentations made by Wells Fargo Securities on January 9, 2009, March 16, 2009, March 17, 2009 and March 17, 2009, each of which has been filed as exhibits to the Schedule 13E-3 previously filed with the SEC by Hiland Partners, included, in addition to such material financial analyses, an analysis of strategic alternatives and other financial analyses primarily related to such strategic alternatives. A summary of the analysis of strategic alternatives has been provided in “Summary of Analyses of Wells Fargo Securities — Summary of Strategic Alternatives Analysis.” Hiland Partners has not included in the proxy statement a summary of the material changes to

Securities and Exchange Commission August 11, 2009 Page 21
such analysis of strategic alternatives, even though some strategic alternatives were dropped from consideration and other strategic alternatives were introduced for consideration from presentation to presentation as outlined in connection with Mr. Hamm’s deliberation in “Special Factors—Background of the Mergers,” since such analysis was generally consistent from presentation to presentation.
Projected Financial Information, page 100
COMMENT:

36.	Please disclose all sets of projected financials management prepared. We note that the projections dated February 23 and April 28, 2009 are not disclosed. Also, please ensure that for all projected financials you disclose, you include the full projections and not only summaries.

RESPONSE:

In response to the Staff’s comment, the Hiland Companies have revised the Preliminary Joint Proxy Statement to include all sets of projected financials prepared by management, including the projections dated February 23, 2009 and April 28, 2009. The Hiland Companies have included additional information in the descriptions of the projected financials and submit that the included descriptions accurately represent the full projections prepared by management.

COMMENT:

37.	Please revise the last paragraph of this section to disclose all of the assumptions made in developing the financial projections, not “certain” of them.

RESPONSE:

The Hiland Companies have revised the disclosure beginning on page 114 of the Preliminary Joint Proxy Statement to clarify that the assumptions included in the description are all of the material assumptions made in developing the financial projections.

Securities and Exchange Commission August 11, 2009 Page 22
Primary Benefits and Detriments of the Mergers, page 106
COMMENT:

38.	Please revise this section to more fully present a reasonably detailed discussion of both the benefits and detriments of the transaction to you, the filing persons, the affiliated and unaffiliated unitholders of Hiland Partners, and the affiliated and unaffiliated unitholders of Hiland Holdings. See Instruction 2 to Item 1013 of Regulation M-A. In this regard, please consider expanding your discussion to address the following:
•	the rights and protections that the federal securities laws give to shareholders of public companies;

•	the substantive requirements that the federal securities laws, including the Sarbanes Oxley Act, impose on public companies;

•	the various substantive requirements that the federal securities laws impose on their directors and executive officers, including restrictions on short swing trading; and

•	the reporting obligations for officers, directors, and beneficial owners.
RESPONSE:

The Hiland Companies have revised the disclosure under “Primary Benefits and Detriments of the Mergers” beginning on page 118 of the Preliminary Joint Proxy Statement as requested.
Interests of Certain Persons in the Mergers, page 108
Hiland Partners Management, page 109
COMMENT:

39.	Please disclose whether the mergers will trigger any “change of control” provisions such that management will receive payments upon the consummation of these mergers. If so, please revise your document to disclose and quantify these payments.

Securities and Exchange Commission August 11, 2009 Page 23
RESPONSE:

The Hiland Companies confirm to the Staff that the mergers will not trigger any “change of control” provisions that would entitle management to receive payments upon the consummation of these mergers. We have revised the disclosure on pages 120 and 125 of the Preliminary Joint Proxy Statement to include this information.
Certain Legal Matters, page 126
Certain Litigation, page 127
COMMENT:

40.	Please disclose the “certain other relationships between the members of the Conflicts Committees and Mr. Hamm that preclude independence” alleged in the lawsuits you describe.

RESPONSE:

The Hiland Companies have revised the disclosure as requested under “Certain Legal Matters—Certain Litigation” beginning on page 139 of the Preliminary Joint Proxy Statement.
Information About the Special Meeting and Voting, page 128
Voting Via Telephone or the Internet, page 129
COMMENT:

41.	In this subsection, and in the subsection entitled “Proxy Solicitation” on page 132, you state that you may solicit proxies using, among other methods, the Internet. Please describe the means by which you may solicit proxies electronically. See Item 4(a)(3) of Schedule 14A. Also, please provide us a user ID and password necessary to access any Internet websites to be used for voting, or provide the printed pages depicting the information on the site.

RESPONSE:

In response to the Staff’s comment, the Hiland Companies advise the Staff that the references to soliciting proxies using the Internet were intended to capture communications such as employee FAQ’s and other similar communications which

Securities and Exchange Commission August 11, 2009 Page 24
have been or will be publicly filed as proxy solicitation materials, and would be available to our stockholders via Edgar.

The Hiland Companies further advise the Staff that the provider of the Hiland Companies’ Internet voting websites has informed the Hiland Companies that the websites for the special meetings are not yet functional. Once the websites are functional, the Hiland Companies will supplementally provide the Staff with a password for the websites.
The Hiland Partners Merger Agreement, page 133
COMMENT:

42.	We note that in the second paragraph of this section and in the second paragraph of the section entitled “The Hiland Holdings Merger Agreement” on page 152, you state that the representations and warranties by each of the parties in the Hiland Partners and Hiland Holdings merger agreements have been made “solely” for the benefit of the other parties to those agreements. Please revise these disclosures to remove any potential implication that the merger agreements and summaries of the agreements do not constitute public disclosure under the federal securities laws.

RESPONSE:

The Hiland Companies have revised the Preliminary Joint Proxy Statement to eliminate the language referred to above and remove any potential implication that the Preliminary Joint Proxy Statement or full merger agreements do not constitute public disclosure under the federal securities laws. Please see pages 147-148 and 167.

COMMENT:

43.	Also, we note your disclosure in this section that the representations and warranties “have been qualified by disclosures that were made to the other party in connection with the negotiation of the Hiland Partners merger agreement, which disclosures are not reflected in the Hiland Partners merger agreement” and that they “may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors.” Please be advised that, notwithstanding the inclusion of this general disclaimer, and the same general disclaimer regarding Hiland Holdings on page 152, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements

Securities and Exchange Commission August 11, 2009 Page 25
included in your proxy not misleading. Please confirm your understanding in this regard and revise your document, if appropriate, to disclose all information material to an investment decision.

RESPONSE:

The Hiland Companies acknowledge the Staff’s comment and advise the Staff that they believe all material information regarding material contractual provisions has been disclosed.
Conditions to Completion of the Hiland Partners Merger, page 147
COMMENT:

44.	In this section, and in the section on page 165 entitled “Conditions to Completion of the Hiland Holdings Merger,” please identify which conditions to the completion of the Hiland Partners merger and the Hiland Holdings merger may be waived and which of those waivable conditions you may consider waiving.

RESPONSE:

The Hiland Companies acknowledge the Staff’s comment and have revised the disclosure as requested by insertion of the final two paragraphs in the sections entitled “Conditions to Completion of the Hiland Partners Merger” and “Conditions to Completion of the Hiland Holdings Merger.” Please see pages 163 and 182.

COMMENT:

45.	Please discuss whether there is any material uncertainty as to any of the conditions to the completion of the mergers.

RESPONSE:

The Hiland Companies acknowledge the Staff’s comment and have revised the disclosure as requested. Please see response to Comment No. 44.

COMMENT:

46.	Please disclose your intentions concerning re-solicitation if material conditions of the merger agreements are waived. If you do not intend to re-solicit proxies in the event of waiver of material conditions, please disclose the associated risks.

Securities and Exchange Commission August 11, 2009 Page 26
RESPONSE:

The Hiland Companies acknowledge the Staff’s comment and have revised the disclosure as requested. Please see response to Comment No. 44.
Information Concerning the Hiland Companies, page 170
Certain Transactions between the Hiland Companies and Affiliates of..., page 170
COMMENT:

47.	We note your last sentence on page 170 in which you state that the disclosures regarding the transactions between the Hiland Companies and Harold Hamm “are based solely on the information contained in each Hiland Company’s Annual Reports on Form 10-K for the years ended December 31, 2008 and 2007.” This disclosure appears to indicate that you have not disclosed any transactions between the Hiland Companies and affiliates of Mr. Hamm since December 31, 2008. Please remove this statement and disclose any transactions between the Hiland Companies and affiliates of Mr. Hamm as of the most recent practicable date. Alternatively, please tell us why it is not appropriate for you to disclose this information.

RESPONSE:

The Hiland Companies have revised the disclosure on page 186 of the Preliminary Joint Proxy Statement to delete the statement that the transactions between the Hiland Companies and Harold Hamm “are based solely on the information contained in each Hiland Company’s Annual Reports on Form 10-K for the years ended December 31, 2008 and 2007.” The descriptions of the transactions between the Hiland Companies and Harold Hamm included in the Preliminary Joint Proxy Statement are accurate as of the date the Preliminary Joint Proxy Statement was filed and include all the transactions between the Hiland Companies and Harold Hamm required to be disclosed as of such date.

COMMENT:

48.	Please discuss whether the terms of the transactions you disclose would have been similar to the terms of transactions that could have been entered into with unaffiliated third parties. If not, please discuss any differences between the terms.

Securities and Exchange Commission August 11, 2009 Page 27
RESPONSE:

The Hiland Companies have revised the disclosure on page 186 to reflect that the Hiland Companies believe that the terms of the transactions between the Hiland Companies and Harold Hamm are similar to the terms of the transactions that could have been entered into with unaffiliated third parties.
Security Ownership of Certain Beneficial Owners and Management, page 187
COMMENT:

49.	Please disclose the natural person, natural persons, or the publicly registered companies who exercise the sole or shared voting or dispositive powers with respect to the shares beneficially owned by Kayne Anderson Capital Advisors, L.P., Continental Gas Holdings, Inc., Harold Hamm DST Trust, Harold Hamm HJ Trust, and Swank Capital, LLC. See the Division of Corporation Finance’s Compliance & Disclosure Interpretation 240.04 for Regulation S-K (July 3, 2008).

RESPONSE:

The Hiland Companies have revised the footnotes to the tables under “Security Ownership of Certain Beneficial Owners and Management” to include the requested information.
Where You Can Find More Information, page 191
COMMENT:

50.	You state that information that you file later with us, prior to the closing of the merger, will automatically update and supersede the previously filed information and be incorporated by reference into this proxy statement. Further, we note your statement that you are incorporating by reference Exchange Act reports you will file after the date of the initial filing of this proxy statement and before the special meeting. However, it is unclear whether you are eligible to forward incorporate. Please advise. Further, Schedule 13E-3 does not provide for the forward incorporation by reference of future Exchange Act reports filed in the stated period.

RESPONSE:

Securities and Exchange Commission August 11, 2009 Page 28
The Hiland Companies acknowledge the Staff’s comment and have revised the disclosures under “Where You Can Find More Information” and throughout the Preliminary Joint Proxy Statement to reflect that the Hiland Companies will not be incorporating information by reference into the Preliminary Joint Proxy Statement, except as specifically permitted by Schedule 14A.

The Hiland Companies acknowledge the Staff’s comment that Schedule 13E-3 does not provide for the forward incorporation by reference of future Exchange Act reports filed in the stated period and have made appropriate revisions to address this matter.
Hiland Partners, LP
Schedule 13E-3
Item 2. Subject Company Information, page 2
Regulation M-A Item 1002(e), page 2
COMMENT:

51.	We note that you have disclosed in this section the initial public offering of Hiland Holdings that was conducted on September 25, 2006. However, the subject securities you discuss under Item 1002(b) of Regulation M-A relate to your common units representing your limited partner interests of which 6,292,380 were issued and outstanding as of June 30, 2009. Therefore, in addition to the current disclosure, please also disclose whether you have made an underwritten public offering of your common units representing your limited partner interests in the last three years.

RESPONSE:

There have been no underwritten public offerings of the subject securities consisting of common units representing limited partner interests in Hiland Partners, LP in the last three years. This disclosure has been added to the Hiland Partners, LP Schedule 13E-3 and the reference to the underwritten public offering of the securities of Hiland Holdings GP, LP has been removed so as not to confuse the reader.
* * * * * * * * * * * * *

Securities and Exchange Commission August 11, 2009 Page 29
          As requested by the Staff, the Hiland Companies have advised us that they each confirm the following:
•	such Hiland Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Staff from taking any action with respect to the filing; and

•	such Hiland Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions or comments concerning these responses, please call the undersigned at (713) 758-3613, or in his absence, Steve Gill at (713) 758-4458.

Very truly yours, Douglas E. McWilliams